Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

July 14, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Sheila Staute

The Huntington Funds

Dear Ms. Staute:

On behalf of The Huntington Funds (the “Registrant”), this letter responds to your telephone comments delivered on January 6, 2011, with respect to the following filings: Form 40-17G filed on 10/14/2010; Form N-PX filed on 8/26/2010 and Form N-CSR filed on 3/4/2010 for the period ended 12/31/2009. Please find set forth below each comment and the Registrant’s response thereto.

I.	Form 40-17G (Fidelity Bond Filing)

1. Comment: When the Funds are insured by joint insured bond, the value that would have been required by two single bonds must be disclosed.

Response: The Registrant will include this statement in future filings.

II.	Form N-PX (Annual Report of Proxy Voting Record of Registered Management Investment Company)

1. Comment: This filing must be signed by the principal executive officer of the Funds; however, the filing was signed by the Secretary of the Funds.

Response: The Registrant will ensure that future filings are signed by the principal executive officer of the Funds.

2. Comment: Please confirm the commencement of operations date for the Global Select Markets Fund.

Response: The Global Select Markets Fund commenced operations on December 30, 2009.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

III.	N-CSR Filing (Certified Shareholder Report of Registered Management Investment Companies)

1. Comment: With respect to the Huntington Growth Fund, the total returns disclosed in the first paragraph of the Management Discussion and Analysis (“MD&A”) section as well as the total returns disclosed in the chart comparing the change in the value of a $10,000 investment in the Huntington Growth Fund (the “Chart”) are understated by five basis points when compared to the financial highlights included in the report.

Response: The Registrant has changed financial administration service providers since the relevant filing was submitted. However, the Registrant understands that an adjustment to the Huntington Growth Fund’s net asset value was made between the time that the report was initially drafted and when the report was filed which required updates to the financial highlights, MD&A section and the Chart. The financial highlights were updated while the MD&A section and the Chart were not updated. Management agrees that the MD&A section and the Chart were understated by five basis points, and the information has been correctly updated in subsequent filings and shareholder reports.

2. Comment: With respect to the Huntington Money Market Funds, it is unclear whether the maturity dates presented are demand dates, next interest reset dates or maturity dates. Please disclose the demand date. The interest reset date and maturity dates may also be disclosed as well.

Response: The Registrant follows applicable Regulation S-X disclosure with respect to money market fund presentation and will identify the nature of the dates more clearly in the future.

3. Comment: With respect to disclosure regarding repurchase agreements, please disclose the full collateral value as opposed to stating that the instruments are fully collateralized.

Response: With respect to disclosure regarding repurchase agreements, the Registrant will disclose the full collateral value as opposed to stating that the instruments are fully collateralized going forward.

4. Comment: With respect to the Rotating Markets Fund, if the Fund invests in underlying funds and the investment in any underlying fund constitutes greater than 25% of the Fund, disclose where a shareholder can obtain the annual report of the relevant underlying fund.

Response: The Registrant will include this information in future filings.

5. Comment: With respect to the Huntington Rotating Markets Fund, is the Registrant relying on Section 12 relief?

Response: The Registrant is relying on Rule 12(d)3-1 with respect to the Rotating Markets Fund. The Adviser’s procedures require that, when increasing the Fund’s ETF investments, the fund manager confirm that the Fund does not own more than 3% of the securities of any one investment company.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

6. Comment: With respect to the Technical Opportunities Fund, the prospectus does not state the extent to which the Fund may invest in exchange-traded funds (“ETFs”). The name indicates that the Fund is focused on technical analysis and the prospectus states that the Fund will invest in securities. However, the Fund invests 94% of its assets in ETFs.

Please review the prospectus and enhance the existing disclosure.

Response: The Registrant intends to revise the Fund’s prospectus disclosure in response to the comment above in a prospectus supplement to be filed at a later date.

7. Comment: With respect to the Statement of Assets and Liabilities, confirm that the receivables from the adviser were indeed received.

Response: The Registrant confirms the receivables due from the advisor were received prior to receiving the Opinion from Ernst & Young LLP.

8. Comment: Confirm that the Return of Capital amounts presented in the financial statements complied with the Rule 19a-1 notice to shareholders in connection with distributions paid by the funds during fiscal year 2009.

Response: At the time of distribution, there was no knowledge that a portion of income distributed included a return of capital. As a result, a Rule 19a-1 notice was not sent to shareholders. The return of capital was correctly categorized in the subsequent shareholder reports, and shareholders received a Form 1099-DIV that identified the portion of their distribution that was a return of capital. The Registrant has reviewed its processes to ensure that the nature of each distribution is accurately communicated as necessary.

9. Comment: The Macro 100 Fund and the Technical Opportunities Fund have historically high turnover. Confirm that the prospectus disclosure addresses high portfolio turnover.

Response: The prospectuses for both the Huntington Macro 100 Fund and the Huntington Technical Opportunities Fund include Portfolio Turnover Risk as a principal investment risk of the funds. In a prospectus supplement to be filed at a later date, the Registrant also intends to add the following sentence to the principal investment strategy section of each prospectus: “The Fund may engage in active and frequent trading of securities to pursue its investment objective.”

10. Comment: Consider whether a more qualitative description of the Funds’ derivative investments and their impact on performance is required in the MD&A section in light of the July 30, 2010 letter from Barry Miller to the Investment Company Institute (“ICI Letter”).

Response: The Registrant will consider the MD&A disclosure in light of the ICI Letter in future filings. The Registrant’s prospectus disclosure includes information regarding derivates investments in response to the ICI Letter.

11. Comment: With respect to Note 4 of the Financial Statements regarding the Real Strategies Fund, Rotating Markets Fund, Technical Opportunities Fund, Balanced Allocation Fund, Conservative Allocation Fund and Growth Allocation Fund, confirm that this disclosure is consistent with the principal investment strategies sections of the relevant prospectuses.

Response: The Real Strategies Fund, Rotating Markets Fund, Technical Opportunities Fund, Balanced Allocation Fund, Conservative Allocation Fund and Growth Allocation Fund are investing in accordance with their respective prospectuses. With respect to the Note 4 disclosure regarding the Real Strategies Fund, Rotating Markets Fund and Technical Opportunities Fund, which invest in ETFs as well as non-investment company securities to pursue their respective investment objectives, the Registrant will include more precise disclosure in future shareholder reports regarding these Funds’ investment in other investment companies. The disclosure is consistent with the principal investment strategies section of the Balanced Allocation Fund, Conservative Allocation Fund and Growth Allocation Fund prospectuses.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

* * *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced filings;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at (317) 964-6149, or our Fund counsel, David C. Mahaffey, at (202) 775-1207.

Very truly yours,

/s/ ROBERT SILVA
Robert Silva

cc:	David C. Mahaffey, Esq.

R. Jeffrey Young

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.